Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

ir@lorusthera.com

susana@mcipr.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS REPORTS YEAR END RESULTS FOR FISCAL YEAR 2006

TORONTO, CANADA – July 31, 2006 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the year ended May 31, 2006.  Unless specified otherwise, all amounts are in Canadian dollars.

YEAR 2006 AND SUBSEQUENT HIGHLIGHTS

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Disclosed positive findings in Lorus’ clinical trial of GTI-2040 combined with cytarabine in patients with recurrent or refractory Acute Myeloid Leukemia (AML) sponsored by the National Cancer Institute (NCI).  These patients have few remaining treatment options and without novel therapies are candidates for bone marrow transplants. The clinical trial data presented showed complete responses in 44 per cent of patients 60 years of age or younger. Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed. Lorus also initiated a plan for a new clinical investigation of GTI-2040 as a single-agent in patients with high-grade myelodysplastic syndrome and AML. The clinical study will be sponsored by the US NCI and will be conducted at the City of Hope National Cancer Center in Duarte, California.

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Entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (HighTech) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5 % over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2006. The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction is expected to close during the first quarter.  HighTech is a leading European venture capital fund focused exclusively on providing financial support for the development of innovative products based upon applied technologies and life sciences.

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Signed an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange, and the closing of the transaction between Lorus and HighTech.

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Announced continued success in the development of the small molecule anticancer program with the selection of a lead molecule.  LT-253 has been chosen as the lead candidate for further development as a novel anticancer drug, based on the results of preclinical studies.

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Clinical results from the Phase III trial of Virulizin® for the treatment of pancreatic cancer did not reach statistical significance in overall mean survival times.  Partnership discussions are ongoing based on the results of positive sub group analysis.

“2006 has been a year of challenges, progress and promise,” said Dr. Jim Wright, president and CEO of Lorus.  “We continue to develop our diverse pipeline of products with a focus on partnership activities for Virulizin and GTI-2040 and the advancement of our small molecule program.  The financing agreements with HighTech and Technifund will secure our financial position while providing the opportunity to further develop GTI-2040 and the small molecule LT-253.”

FINANCIAL RESULTS

Cash used in operating activities before net change in non-cash working capital decreased 53% to $1.6 million for the three-month period ended May 31, 2006, compared with $3.4 million in the prior year period.  The decrease for the three-month period is due to lower research and development expenditures resulting from the close of our Virulizin® Phase III clinical trial, reduced levels of staff since the second quarter of 2006 as well as lower general and administrative expenses due to staff reductions during the second quarter of 2006.  For the year ended May 31, 2006, cash used in operating activities before net change in non-cash working capital decreased 28% to $12.6 million compared to $17.6 million in the prior year.  The decrease in our cash burn rate for the twelve month period is due primarily to lower research and development expenditures due to the close of our Phase III clinical trial of Virulizin® as well as lower general and administrative expenditures as described above.

Net loss for the three months ended May 31, 2006 decreased 35% to $3.0 million ($0.02 per share) compared with $4.6 million ($0.03 per share) for the three months ended May 31, 2005.  Net loss for the year ended May 31, 2005 decreased 19% to $17.9 million ($0.10 per share) compared to a loss of $22.1 million ($0.13 per share) in the prior year.  The significant decrease for the three-month period ended May 31, 2006 is primarily due to lower research and development costs of $1.0 million and lower general and administrative expenses of $775 thousand offset by an increase in depreciation and amortization expense of $200 thousand.  The decrease in net loss for the year is due to lower research and development costs resulting from the close of the Virulizin Phase III clinical trial as well as research and development staff reductions, lower general and administrative costs due to staff reductions and lower legal, consulting and investor relations charges offset by lower interest income and higher non-cash interest, accretion and depreciation and amortization expense.

Research and development expenses for the three months ended May 31, 2006 decreased 42% to $1.4 million compared with $2.3 million for the three months ended May 31, 2005.  For the year ended May 31, 2006, research and development expenses decreased to $10.2 million compared to $14.4 million in 2005, representing a 29% decrease over the prior year. The decrease in spending compared with the prior periods is due to the close of Lorus’ Virulizin® Phase III clinical trial for the treatment of advanced pancreatic cancer during 2006 as well as a reduction in headcount during the second quarter.  Although many expenditures related to the trial continued as Lorus prepared for a New Drug Application (NDA) and the results of the trial were complied and analyzed and the trial was wound up, the costs were much less than in the prior year when the trial was fully enrolled and underway.

General and administrative costs for the three months ended May 31, 2006 decreased 51% to  $730 thousand compared with $1.5 million for the three-month period ended May 31, 2005.  The decrease in general and administrative costs during the quarter is the result of lower levels of staff following the second quarter staff reductions as well as lower legal, patent and consulting costs compared with the prior year.  For the year ended May 31, 2006, general and administrative expenses decreased to $4.3 million compared to $5.3 million in the prior year.  The decrease of $1.0 million during 2006 is due to the reduction in headcount described above as well as lower patent, consulting and investor relation costs resulting from changes made to reduce Lorus’ cash burn rate offset by severance costs of $468,000.

Interest income for the three months ended May 31, 2006 decreased to $79 thousand compared with $126 thousand for the three months ended May 31, 2005.  For the year ended May 31, 2006, interest income was $374 thousand, compared with $524 thousand in the prior year.  The decrease from 2005 to 2006 is due to a lower average cash and short-term investment balance in 2006 offset slightly by higher interest rates during the year.

At May 31, 2006, Lorus had cash and cash equivalents and short-term investments totaling $8.3 million compared to $21.5 million at May 31, 2005.

As disclosed on July 14, 2006, Lorus announced entering into an agreement with HighTech Beteiligungen GmbH & Co. KG (HighTech) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction is expected to close during the first quarter.

On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The closing is subject to certain conditions, including the approval of the Toronto Stock Exchange, the American Stock Exchange, and the closing of the transaction between Lorus and HighTech.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three
(amounts in 000's except for per common share data)	months ended	months ended	Years Ended May 31
(Canadian Dollars)	May 31, 2006	May 31, 2005	2006	2005
REVENUE	$ 14	$ -	$ 26	$ 6

EXPENSES
Cost of sales	1	-	3	1
Research and development	1,353	2,332	10,237	14,394
General and administrative	730	1,505	4,334	5,348
Stock-based compensation	100	273	1,205	1,475
Depreciation and amortization	380	185	771	564
Operating expenses	2,564	4,295	16,550	21,782
Interest expense	251	165	882	300
Accretion in carrying value of secured convertible debentures	221	231	790	426
Amortization of deferred financing charges	25	33	87	84
Interest income	(79)	(126)	(374)	(524)
Loss for the period	2,968	4,598	17,909	22,062
Basic and diluted loss per common share	$ 0.02	$ 0.03	$ 0.10	$ 0.13
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	174,460	172,436	173,523	172,112

As Lorus is holding its Annual General Meeting of the shareholders on September 21, 2006, we will not hold a conference call to discuss the operating results of the year-end. Lorus always welcomes the shareholders, the financial community and the general public to contact us at any time.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has products in human clinical trials with a pipeline of seven clinical trials in Phase II clinical trial programs, as well as one Phase II and one Phase III clinical  trial  recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol  LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.